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                                [SST Letterhead]


October 10, 2000



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:     Silicon Storage Technology, Inc.
Commission File No. 333-47042 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-47042 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 29, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register convertible subordinated notes (the "Securities"), for issuance to the public with a proposed maximum offering price of $172,500,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Securities. The offering of the Securities would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its shareholders. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Mark P. Tanoury of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (650) 843-5000.

                                        Sincerely,

                                        Silicon Storage Technology, Inc.

                                        /s/ Bing Yeh

                                        Bing Yeh
                                        President and Chief Executive Officer

Cc:      Mark P. Tanoury, Esq.
         Jeffrey L. Garon